July 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn:	Julie Sherman

Terence O’Brien

Conlon Danberg

Margaret Schwartz

Re:	Oriental Rise Holdings Limited

Draft Registration Statement on Form F-1

Submitted March 22, 2023

CIK No. 0001964664

Dear Sir and Madam:

On behalf of Oriental Rise Holdings Limited, a Cayman Islands corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) an amended Registration Statement on Form F-1 (the “Amended F-1”) in response to the comments of the staff (the “Staff”), dated April 18, 2023, with reference to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on March 22, 2023.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Draft Registration Statement on Form F-1 filed March 22, 2023

Cover Page

1.	Please disclose on your cover page whether your offering is contingent upon final approval of your Nasdaq listing. Please ensure the disclosure is consistent with your underwriting agreement.

Response: In response to this comment, the Company has amended the disclosure on cover page of the Amended F-1 to clarify that if Nasdaq does not approve the Company’s application for listing on the Nasdaq Capital Market, the offering will not be completed. The Company also respectfully advises the Staff that the Company believes the underwriting agreement will be consistent with the foregoing disclosure.

2.	We note your statement on the cover page that you expect your “founders and 5% of more beneficial owners will beneficially own in total 15,040,000 of [y]our Ordinary Shares capital immediately following the completing of this offering.” These figures are presented as 15,520,000 Ordinary Shares and 77.7% on page 14 and 15,520,000 Ordinary Shares and 77.6% on page 51. Please reconcile these amounts and ensure they are consistent with the disclosure in the Principal Shareholders table on page 130.

Response: In response to this comment, the Company has amended the disclosure on cover page and page 17 of the Amended F-1 to clarify that the Company expects that the Company’s founders and 5% or more beneficial owners will own 15,520,000 Ordinary Shares representing 77.6% of the outstanding Ordinary Shares following the completion of the offering and to make conforming changes throughout the Amended F-1.

3.	We note your disclosure that Oriental Rise Holdings Limited is “a Cayman Islands exempted company with limited liability whose principal place of business is in Ningde City, Fujian Province, the People’s Republic of China.” Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. Provide a cross-reference to your detailed discussion of risks facing the Company and the offering as a result of your organizational structure.

Response: In response to this comment, the Company has amended the disclosure on cover page and pages 40 of the Amended F-1 to prominently disclose that the Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted by the Company’s subsidiaries, and to include a cross-reference to the detailed discussion of risks facing the Company and the offering as a result of your organizational structure.

4.	We note your disclosure that conducting operations in China through wholly-owned subsidiaries “could result in a material change in [y]our operations and/or the value of [y]our ordinary shares.” Please also note that the legal and operational risks associated with being based in or having the majority of the Company’s operations in China could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response: In response to this comment, the Company has amended the disclosure on pages 2, 3 and 40 of the Amended F-1 to note that having the majority of the Company’s operations in Mainland China could significantly limit or completely hinder its ability to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

5.	Clearly disclose on the cover page of the prospectus how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to this comment, the Company has amended the disclosure on cover page of the Amended F-1 to prominently disclose on the cover to identify the entity that is issuing securities in the offering and its domicile as well as the identity of the principal operating entity.

6.	We note your disclosure that “[i]n the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the Company and its subsidiaries; and no dividends or distributions of a subsidiary has been made to the Company” (emphasis added). Please revise to clarify if such transfers have occurred as of the date of the prospectus and make a corresponding change to the disclosure on page 13 of the prospectus summary. Include in your disclosure any transfers, dividends or distributions that have been made to investors. Provide a cross-reference to the consolidated financial statements.

Response: In response to this comment, the Company has amended the disclosure on cover page, page 16 and the financial statement of the Amended F-1 to clarify that no cash or other asset transfers have been made as of the date of the prospectus and to include a cross-reference to the consolidated financial statements.

Commonly Used Defined Terms, page ii

7.	We note that your definition of “China” and the “PRC” excludes the special administrative region of Macau for the purposes of the prospectus. Please revise your disclosure to clarify that the legal and operational risks associated with operating in China discussed elsewhere in the prospectus would also apply to operations in Macau.

Response: In response to this comment, the Company respectfully advises the Staff that the Company does not currently, and does not intend to, conduct operations in Macau. The Company has revised the disclosure on page ii of the Amended F-1 to revise the definition of “China” or “PRC.”

8.	We note your disclosure here that the CIC Report on China’s tea market was commissioned by you from CIC. Please file CIC’s consent as an exhibit to the registration statement. Please see Securities Act Rule 436.

Response: In response to this comment, the Company has amended the Registration Statement to file CIC’s consent as Exhibit 23.2.

Prospectus Summary, page 1

9.	Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. We also note that, since the date your draft registration statement was submitted, the CSRC Trial Measures have gone into effect. In your next amendment, please include updated disclosure regarding the CSRC Trial Measures as they relate to your business and this offering.

Response: In response to this comment, the Company has amended the disclosure on pages 2 and 3 of the Amended F-1 to include disclosure in the “Prospectus Summary” section relating to risks relating to doing business in China. The Company has also amended the disclosure on cover page, pages 2, 14, 15, 43, and 118 of the Amended F-1 to reflect that the CSRC Trial Administrative Measures have gone into effect.

10.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the Company’s operations in China poses to investors. In particular, describe the risk that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this comment, the Company has amended the disclosure on cover page, pages 3 and 40 of the Amended F-1 to include the requested risk factor disclosure.

11.	We note your disclosure here that “[you] have entered into contractual management agreements with relevant villages with respect to approximately 6,002,697 square meters of tea gardens in Fujian Province” and that “Fujian accounts for approximately 67.2% of the total production volume of white tea in the PRC in 2021.” In addition to noting the market share of Fujian Province within the PRC, please also include a direct comparison of the size of your business operations relative to the size of the white tea market in Fujian Province or the PRC.

Response: In response to this comment, the Company has amended the disclosure on pages 1, 5, and 6 of the Amended F-1 to disclose that the white tea production volume of the Company in 2021 was 424.8 tons, accounting for 0.8% and 0.5% of the total white tea production volume in Fujian Province and Mainland China, respectively.

Our Business Strategy, page 4

12.	We note your statement here that your major tea products include “refined white tea and black tea” and similar statements regarding the production of refined tea throughout the prospectus. We also note your disclosure on page 34 that “[y]our food production license obtained by Fujian MDH expired in June 2022 and [you] are in the process of renewing that license. Consequently, refined tea has not been produced by Fujian MDH pending renewal of the license.” Please clarify if you have an active food production license and are currently producing refined tea and revise your disclosure as necessary.

Response: In response to this comment, the Company has amended the disclosure on page 38 of the Amended F-1 to provide an update to the Fujian MDH food production license.

13.	We refer to your statements here and on page 94 that “[i]ndustry observers expect the sales volume of tea in the PRC to reach approximately 2.8 million tons in 2026” and on page 34 that “[i]t is expected that China’s tea production volume will increase to approximately 3,700.4 thousand tons in 2026, representing a compound annual growth rate of approximately 3.9%.” On page 62 you state that “the market size of PRC’s tea leaf market in terms of revenue...is expected to reach RMB408.0 billion in 2026 at a CAGR of 6.0% from 2021 to 2026.” Please revise these statements to identify the industry observers or other entity making the projections and to discuss any material assumptions underlying the projections. To the extent the first two projections are being made by the same entity, please reconcile the different estimates.

Response: In response to this comment, the Company has amended the disclosure on page 97 of the Amended F-1 to reconcile the different estimates, and it has amended the disclosure to identify the industry observers making the projections and to discuss any material assumptions underlying the projections.

14.	We note your disclosure that after the anticipated acquisition of additional tea gardens, you will have an additional total estimated maximum annual cultivation capacity of “approximately 819.7 tons of fresh tea leaves in 2022.” Please revise your disclosure to note whether these acquisitions have closed and to either provide historical capacity figures for 2022 or to bring forward the time period presented in the estimate.

Response: In response to this comment, the Company has amended the Registration Statement to update the disclose relating to the acquisition of additional tea gardens.

15.	We note your disclosure on page 5 that the total anticipated cost for the planned purchase of four automatic production lines for the production of primary processed white tea is approximately US$0.73 million (RMB 4.9 million) and your disclosure on page 95 that the total anticipated cost of these lines is US$1.5 million (RMB 9.90 million). Please reconcile these disclosures. Additionally, if known, please provide an estimated cost for your planned purchase of an automatic production line for the production of your refined tea and note if you intend to make this purchase using the expected net proceeds from the offering.

Response: In response to this comment, the Company has amended the disclosure on page 98 of the Amended F-1 to reconcile the anticipated cost for the planned four automatic production lines.

Risk Factors

Risks Related to Our Business and Industry

If we are unable to obtain the forest rights certificate in respect of the tea gardens we operate, we may be unable to enforce..., page 27

16.	We note your risk factor disclosure regarding certain Concerned Land Lots for which you have not obtained Forest Rights Certificates. Please expand on your discussion in this risk factor to state the volume of tea that comes from the Concerned Land Lots in terms of tons, as well as the percentage of your overall output, and note whether you are aware of any third party that may have ownership or forest rights with respect to the Concerned Land Lots and if any third party has asserted or threatened to assert any such rights to date. Additionally, we note your statement that the failure to obtain the Forest Rights Certificates “lies mostly in that the Transferors have not obtained the ownership certificates with respect to the Concerned Land Lots and the forest trees thereon (the “Ownership Certificate(s)”) for historical reasons.” Please cross-reference or briefly explain the historical reasons the Transferors have not obtained the Ownership Certificates and note whether you expect they will be able to obtain such certificates in the future. If you do not expect the Transferors will be able to obtain the relevant Ownership Certificates in a timely fashion or at all, please state this clearly and note any associated risks.

Response: In response to this comment, the Company has amended the disclosure on pages 29 and 30 of the Amended F-1 to provide the requested disclose relating to the Concerned Land Lots and associated Ownership Certificates.

Our non-compliances with the labelling requirements under applicable laws and regulations could lead to imposition of fines and penalties, page 30

17.	We note your disclosure that the packages of the products sold or produced by Fujian MDH fail to indicate certain information as required by the PRC Food Safety Law and that, as such, you “may be subject to penalties including but not limited to confiscation of relevant income, the food produced, the tools, equipment, raw materials, and other items used for illegal production or trade, imposition of fines up to ten times the value of goods such produced or sold, suspension of business, and revocation of permits.” Please expand on this risk factor to note whether you believe any such penalties are likely to be imposed, the anticipated range of those potential fines that would apply to you specifically, whether you have had any discussions or communication with government entities regarding the labeling of these products, and whether you expect to come into compliance with the applicable requirements of the PRC Food Safety Law in the future.

Response: In response to this comment, the Company has amended the disclosure on page 32 of the Amended F-1 to provide the requested disclose relating to our non-compliance with the labelling requirements of the PRC Food Safety Law.

Our non-compliances with social insurance and housing provident fund contribution laws and regulations in the PRC..., page 31

18.	We note your disclosure that you may be subject to rectification, late payment fees, fines up to three times the outstanding fees and/or other penalties as a result of non-compliances with social insurance and housing provident fund contribution laws and regulations. Please expand on this risk factor to note the approximate amount of the shortfalls in your required contributions and whether you have had any discussions or communications with governmental entities regarding such payments. Additionally, please ensure your disclosure clearly states whether you are currently in compliance with such funding requirements. In this regard, we note your statement on page 115 that the Company “has obtained a compliance letter from the social security and provident fund authorities confirming that the Company has made normal social security and provident fund payments.”

Response: In response to this comment, the Company has amended the disclosure on Page 34 of the Amended F-1 to provide the requested disclosure relating to PRC social insurance and housing provident laws and regulations and the estimated shortfall.

Risks Related to Our Corporate Structure

United States civil liabilities and certain judgments obtained against us by our shareholders may be unenforceable, page 36

19.	We note your disclosure that “the majority of [y]our directors and officers are nationals and residents of countries other than the United States.” Please revise to specifically state the nationality and residency of your directors and officers rather than just referring to countries other than the United States. Please make corresponding changes to the disclosure in the “Enforceability of Civil Liabilities” section on page 146 of the prospectus.

Response: In response to this comment, the Company has amended the disclosure on pages 40 and 150 of the Amended F-1 to provide the requested disclose relating to the nationality and residency of our directors and officers and made corresponding updates under the “Enforceability of Civil Liabilities” section.

Risks Related to Doing Business in China

The New Administrative Rules regarding Overseas Listings may significantly limit or completely hinder our ability to offer..., page 38

20.	Please expand on your discussion in this risk factor to note to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC and the CSRC to date.

Response: In response to this comment, the Company has amended the disclosure of pages 43 and 44 of the Amended F-1 to disclose that the Company believes it is in compliance with all applicable regulations issued by the CSRC or other PRC governmental authorities relating to this offering and the proposed listing.

Risks related to this Offering and the Ordinary Shares, page 48

21.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to this comment, the Company has amended the disclosure of pages 52 and 53 of the Amended F-1 to add a risk factor relating to the risk of rapid and substantial price volatility of our Ordinary Shares.

Use of Proceeds, page 55

22.	Please revise your disclosure in the Use of Proceeds section to note that $500,000 from the offering will be held in an indemnification escrow account for a period of twelve months as noted in the Underwriting section.

Response: In response to this comment, the Company has amended “Use of Proceeds” section on page 61 of the Amended F-1 to disclose the $500,000 in proceeds to be deposited into an indemnification escrow.

Capitalization, page 57

23.	Please expand your second bullet point to clearly explain the basis in which you show each of the three pro forma columns. As part of your response, please clarify for us why you show the share issuances as subscriptions receivable in the table.

Response: In response to this comment, the Company has amended the disclosure on page 63 of the Amended F-1 to update the “Capitalization” section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Selling & Distribution Costs, page 70

24.	Revise to discuss the significant decrease in selling and distribution costs for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. In this regard, please explain the significant decrease in the cost of packing materials in light of the significant increase in costs in fiscal 2021.

Response: In response to this comment, the Company has amended the disclosure on pages 74 and 75 of the Amended F-1 to update the “Selling and distribution costs” table and to address the fluctuations in the cost of packing materials.

Industry, page 83

25.	We note your statement that the information in this registration statement “has not been independently verified by [y]our Company, the underwriters, any of [y]our or their respective directors, officers or representatives or any other person involved in the offering other than CIC and no representation is given as to its accuracy, completeness or fairness. As a result, excessive reliance on the information contained in this section shall be avoided.” It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

Response: In response to this comment, the Company has amended the disclosure on page 86 of the Amended F-1 to revise the introductory paragraph in the “Industry” section.

Business

Our Products, page 96

26.	We note your statement on page 96 that in recent periods the average selling price of your tea products has increased steadily. Please revise to support this statement, such as providing the amount or percentage increase in sales price in recent periods.

Response: In response to this comment, the Company has amended the disclosure on page 99 of the Amended F-1 to quantify the increase in sale prices in recent periods.

The Tea Gardens We Operate, page 101

27.	We note your statement on page 101 that you typically enter into management agreements with individual tea garden managers for a fixed term of one year. Please revise to describe whether these agreements automatically or typically renew after one year, the termination provisions and describe how the managers are compensated.

Response: In response to this comment, the Company has amended the disclosure on pages 105 and 106 of the Amended F-1 under “Business—Contract Management Rights Agreements” to provide additional material terms of the agreements.

28.	Please revise to briefly explain why 114,667 square meters of tea gardens under your Contractual Management Rights Agreements have been returned to the relevant village committees. Please also revise to state whether these types of agreements allow for either party to terminate the agreement prior to expiration date and, if so, describe these provisions.

Response: We had returned the contractual management rights of approximately 114,667 square meters of tea gardens to the relevant village committee because the relevant land lots are protection forest or public welfare forest under the PRC laws which are not freely transferrable.

The relevant village committees obtained the forest right certificates in respect of these land during the period from 2007 to 2008, pursuant to which the relevant village committees were registered with the forest land use right, ownership of the forest land and ownership of the trees planted thereon. Subsequent to the issuance of the forest rights certificates, the farmers in these two villages, who lack the requisite knowledge in forestry registration requirements, mistakenly planted the seedling of trees which were by its nature protected and which were intended to be planted in the neighbouring protective forests in the boundary adjoining the Returned Land. As a result, a small portion of the Returned Land were converted from purely commercial forests to public welfare forests.

These land lots need to be apportioned before the relevant forest right certificates could be transferred and the relevant rights can be registered under the name of us. The relevant village committees were required to perform survey on the concerned land and apply for new registration for each area of the commercial forests and public welfare forests. As additional time and cost will be incurred to arrange for a new forests right certificate before change of name could be proceeded with, the relevant village committees were reluctant to render the necessary assistance. We considered that it was undesirable to operate these tea gardens while the forest rights certificates of these tea gardens were still registered under the names of the relevant village committees. We therefore entered into a supplemental agreement with each of the village committee, pursuant to which we shall return these land to the relevant village committees and the consideration paid by us shall be refunded.

29.	Please revise page 103 to clarify your disclosure regarding your arrangements with the Changguan Village Tea Garden and Shakengli Village Tea Garden. For example, you state you have entered a Framework Agreement with each village, and you “expect” to enter into separate contractual management rights agreements, but then you disclose that you have at least one contractual management rights agreement with each. As another example, you state the Changguan Village Contractual Management Rights Agreement is for approximately 333,335 square meters of land, for which you paid USD$1.6 million less a deposit of USD$675,000, but then you separately describe a Changguan Village Letter of Intent that includes the same terms. Please ensure it is clear which agreements are no longer applicable, which are in place and which are contemplated. Please also include disclosure concerning the term of these agreements and termination provisions, to the extent applicable.

Response: In response to this comment, the Company has amended the disclosure on pages 106 and 107 of the Amended F-1 to clarify the disclosure regarding contractual relationships with Changguan Village and Shakengli Village.

30.	We note your statement on page 104 that you submitted, with the assistance from the relevant village committees, applications with the Zherong County Immovable Property Registration Centre in the spring of 2021. Please state when you expect this entity to approve or disapprove your applications, and when you expect to submit any other documents required for registration. Please also clearly state whether this application would cover all 3,733,335.2 square meters that are currently without forest rights certificates.

Response: In response to this comment, the Company has amended the disclosure on page 108 of the Amended F-1 to update the disclosure regarding the Zherong County Immovable Property Registration Centre application.

31.	Please revise to state the term of the Collective Forest Right Transfer Agreements with Ruanling Village, Xiaping Village and Youjiabian Village, and termination provisions, as applicable. Please also revise to state whether you have obtained the forest right transfer certificates for these lots at this time.

Response: In response to this comment, the Company has amended the disclosure on page 109 of the Amended F-1 to disclose the material terms of the Collective Forest Right Transfer Agreements with Ruanling Village, Xiaping Village and Youjiabian Village.

PRC Regulation

Laws and Regulations Relating to Land Use

Overview of Relevant PRC Laws and Regulations on Buildings, page 120

32.	We refer to your disclosure that “[n]ot all our buildings attached on the land have appropriate title certificates. The buildings not granted title certificate are at a risk of being dismantled or other administrative penalties if they are identified as illegal buildings due to the violation of the PRC Land Administration Law, the PRC Law on Urban and Rural Planning, and other relevant laws and regulations.” Please expand on this discussion to note whether you believe this risk could have a material impact on your business or operations. If so, please also include risk factor disclosure regarding this issue.

Response: In response to this comment, the Company has amended the disclosure on page 124 of the Amended F-1 to provide additional disclosure relating to the risks associated with the lack of certain title certificates.

Executive Compensation, page 128

33.	We note your inclusion of Messrs. Chuansheng Huang and Rongxu Cai in the table on page 128. Please note their respective roles with the Company and whether they are current or former officers or directors.

Response: In response to this comment, the Company has amended the disclosure on page 132 of the Amended F-1 in the Executive Compensation table.

34.	Please confirm the salary shown in the table on page 128 is correct. We note, for example, that Mr. Liu’s employment agreement from 2020 affords him a base salary of US$3,000 per month, yet in the table it shows that he made $7,416, presumably in USD, in salary for the year ended December 31, 2022.

Response: In response to this comment, the Company has amended the disclosure on page 132 of the Amended F-1 to clarify Mr. Liu’s prior compensation from the Company.

Compensation of Directors, page 129

35.	Please revise this disclosure to note whether you made any compensation payments to your directors during the fiscal year ended December 31, 2022.

Response: In response to this comment, the Company has amended the disclosure on page 133 of the Amended F-1 to update the disclosure under the caption “Compensation of Directors” to refer to the 2022 and 2021 fiscal years.

Description of Share Capital, page 132

36.	We see that you issued 16 million ordinary shares on January 10, 2023 and some of these appear to be issued at $0.001 per share while others were issued at $0.50 per share. Please explain to us how you determined the fair value of the ordinary shares underlying your equity issuances, if any, and the reasons for any differences between the recent valuations of your ordinary shares leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response:

In response to this comment, the company’ would like to provide following clarification:

On January 10, 2023, we issued 15,999,900 ordinary shares, some of which were priced at $0.001 per share and allocated to our founders.

Shares issued at $0.50 per share were allocated to our pre-IPO investors, and the consideration for these shares was primarily determined by utilizing market comparable of China concept stocks. Our valuation process involved a thorough analysis of the financial performance, growth prospects, and market capitalization of comparable companies operating in similar industries and markets. By benchmarking our company against the market comparable, we arrived at a fair value for the ordinary shares issued to our pre-IPO investors.

Report of Independent Registered Public Accounting Firm, page F-2

37.	Please ask your auditors to provide a properly signed and dated audit opinion.

Response: In response to this comment, the Company has amended the Registration Statement to file as an exhibit the Company’s signed and dated audit opinion.

Notes to the Financial Statements

General, page F-8

38.	Please revise to include a footnote regarding stockholders’ equity, including the significant terms of your ordinary shares, stock options issued, if any, and a description of your ‘other reserves.’

Response: In response to this comment, the Company has updated note 17 to the financial statements “Share capital and reserves” on page F-21 accordingly.

Note 20. Capital Commitments, page F-22

39.	We see that you have significant capital expenditures in respect of acquisition of property, plant and equipment that is contracted for but not provided in the consolidated financial statements. Please explain to us what these assets specifically relate to and tell us about your accounting, specifically why these contracted assets are not accounted for in your financial statements.

Response:

In response to this comment, the company’ would like to provide following clarification:

The capital commitments specifically relate to the contracted expenditures for the acquisitions of the contractual management rights of land lots in Changguan Village Tea Garden and Shakengli Village Tea Garden.

The Group entered into a framework agreement dated June 28, 2018 with the village committee of Changguan Village and a supplemental agreement with respect to the transfer of management rights to land lots occupying approximately 2,333,345 square meters during the period from June 28, 2018 to June 27, 2023 at a total consideration of US$15.8 million (RMB105,000,000). As at December 31, 2021 and 2022, US$5.9 million (RMB42,000,000) and US$6.7 million (RMB42,000,000) had been paid to the village committee of Changguan Village, resulting in US$9.9 million (RMB63,000,000) and US$9.1 million (RMB63,000,000) which represented the remaining balance of contracted capital expenditures as at respective year end.

The Group entered into a framework agreement dated October 25, 2018 with the village committee of Shakengli Village and a supplemental agreement with respect to the transfer of management rights to land lots occupying approximately 1,866,676 square meters during the period from October 25, 2018 to October 24, 2023 at a total consideration of US$12.6 million (RMB84,000,000). As at December 31, 2021 and 2022, US$5.0 million (RMB35,700,000) and US$5.7 million (RMB35,700,000) had been paid to the village committee of Shakengli Village, resulting in US$7.6 million (RMB48,300,000) and US$6.9 million (RMB48,300,000) which represented the remaining balance of contracted capital expenditures as at respective year end.

Based on the above, the total balance of contracted capital expenditures as at December 31, 2021 and 2022 are US$17.5 million (RMB111,300,000) and US$16.0 million (RMB111,300,000) respectively, which are disclosed in note 21 to the financial statements.

Note 22. Subsequent Events, page F-22

40.	Please tell us why the January 2023 issuance of ordinary shares is not included as a subsequent event. Please also update this footnote to provide the date intended.

Response: In response to this comment, the Company has updated note 23 to the financial statements “Events after the reporting period” on page F-22 accordingly.

Exhibits

41.	Please file consents of your Cayman Islands legal counsel and your PRC legal counsel, see Item 601(b)(23) of Regulation S-K.

Response: In response to this comment, the Company respectfully advises the Staff that the consents of its Cayman Islands legal counsel and PRC legal counsel will be filed as exhibits in a subsequent amendment to the Registration Statement.

42.	Please file your material agreements or forms thereof as exhibits, such as the Contractual Management Rights Agreements, Framework Agreements, Letters of Intent, the Collective Forest Right Transfer Agreements and the Management Agreements with individual tea garden managers. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement to file as exhibits additional material agreements referenced in the comment.

General

43.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to this comment, the Company respectfully advises the Staff that there have been no written communications, as defined in Rule 405 under the Securities Act or 1933, as amended, with potential investors.

We thank the Staff for its review of the foregoing and believe the Amended F-1 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Joe Laxague
Joe Laxague

cc:	Dezhi Liu

Chief Executive Officer

Oriental Rise Holdings Limited